[redacted]

08003031

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	Starfire Minerals Inc.
*CURRENT ADDRESS	520- 355 Burrard Street
	Vancouver, B.C. V6C 2G8
	Canada
**FORMER NAME	
**NEW ADDRESS	

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35209 FISCAL YEAR 10/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 6/5/08

082-35209

10-31-06
AR/S

Consolidated financial statements
(Expressed in Canadian dollars)

STARFIRE MINERALS INC.

Years ended October 31, 2006 and 2005

I. J. BOGA
CHARTERED ACCOUNTANT

334 - 470 GRANVILLE STREET
VANCOUVER, B.C. V6C 1V6
Telephone: (604) 688-2615
Fax: (604) 688-2615
Email: boga@shawbiz.ca

AUDITOR'S REPORT

To the Shareholders of

Starfire Minerals Inc.

I have audited the consolidated balance sheets of Starfire Minerals Inc. as at October 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.

January 26, 2007

Chartered Accountant

STARFIRE MINERALS INC.
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2006 and 2005

		2006		2005
ASSETS				
CURRENT				
Cash	$	736,758	$	84,385
Receivable		84,643		40,869
Prepaid expense		-		13,389
		821,401		138,643
MINERAL PROPERTIES (Note 4 and 7)		2,382,829		739,640
	$	3,204,230	$	878,283
LIABILITIES and SHAREHOLDERS' EQUITY				
CURRENT				
Accounts payable and accrued liabilities	$	266,823	$	191,787
Due to related parties (Note 7)		18,793		5,797
		285,616		197,584
SHAREHOLDERS' EQUITY				
Share capital (Note 5)		9,423,953		6,544,482
Contributed surplus (Note 5)		490,689		92,308
Deficit		(6,996,028)		(5,956,091)
		2,918,614		680,699
	$	3,204,230	$	878,283

NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 4 and 5)
COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

ON BEHALF OF THE BOARD:

____
Director

____
Director

STARFIRE MINERALS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
YEARS ENDED OCTOBER 31, 2006 AND 2005

	2006	2005
EXPENSES		
Bank charges and interest	$ 1,748	$ 727
Consulting (Note 7)	507,834	342,235
Investor relation fees	10,775	38,718
Office and miscellaneous (Note 7)	100,284	52,378
Professional fees (Note 7)	188,237	82,278
Property investigation costs (Note 7)	24,098	76,425
Rent (Note 7)	96,200	27,600
Shareholder information, transfer agent and filing fees	58,337	46,368
Stock-based compensation (Note 5)	398,381	84,554
Travel and public relations (Note 7)	317,060	147,579
	1,702,954	898,862
LOSS BEFORE UNDERNOTED ITEM	(1,702,954)	(898,862)
Interest income	6,417	-
Write down of mineral properties (Note 4)	-	(76,164)
NET LOSS BEFORE INCOME TAX	(1,696,537)	(975,026)
Income tax recovery (Notes 5(d) and 6)	656,600	237,000
NET LOSS FOR THE YEAR	(1,039,937)	(738,026)
DEFICIT, BEGINNING OF YEAR	(5,956,091)	(5,218,065)
DEFICIT, END OF YEAR	$ (6,996,028)	$ (5,956,091)
BASIC AND FULLY DILUTED LOSS PER SHARE	$ (0.03)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	38,624,846	24,464,340

See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

STARFIRE MINERALS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2006 AND 2005

	2006	2005
CASH PROVIDED BY / (USED IN):		
OPERATING ACTIVITIES		
Loss for the year	$ (1,039,937)	$ (738,026)
Items not involving cash:		
Property investigation costs	17,500	-
Income tax recovery	(656,600)	(237,000)
Stock-based compensation	398,381	84,554
Write-down of mineral properties	-	76,164
	(1,280,656)	(814,308)
Changes in non-cash working capital		
Accounts receivable	(43,774)	(39,311)
Prepaid expenses	13,389	(13,389)
Accounts payable	75,036	136,317
	(1,236,005)	(730,691)
FINANCING ACTIVITIES		
Shares issued for cash	3,138,571	1,485,194
Due to related parties	12,996	(48,446)
	3,151,567	1,436,748
INVESTING ACTIVITIES		
Mineral properties expenditures	(1,263,189)	(621,300)
	(1,263,189)	(621,300)
INCREASE (DECREASE) IN CASH DURING THE YEAR	652,373	84,757
CASH, BEGINNING OF YEAR	84,385	(372)
CASH (BANK INDEBTEDNESS), END OF YEAR	$ 736,758	$ 84,385
Supplementary cash flow information		
Income tax paid	$ -	$ -
Interest paid	-	-
Non-cash operation, financing and investing activities		
Shares issued for acquisition of mineral properties	383,000	119,500
Shares issued for settlement of payables	17,500	-

See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

1. NATURE OF OPERATIONS

Starfire Minerals Inc. (the "Company") was incorporated in British Columbia, Canada. The Company's is a resource exploration company which is mostly engaged in acquiring and developing mineral properties.

The Company is in the process of exploring and/or developing properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of these mineral properties. The amounts shown as exploration expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting standards applicable to a going concern which assumes that the Company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company is unable to continue operations or does not receive continued financial support from its shareholders. Should the Company be unsuccessful in raising additional finance for ongoing operations there would be substantial doubt about the ability of the Company to continue as a going concern. As at October 31, 2006, the Company had a working capital of $535,785 (deficiency in 2005 - $58,941) and has accumulated a deficit of $6,996,028 and continues to incur losses from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties, the determination of fair value for financial instruments and stock based transactions. Financial results as determined by actual events could differ from those estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Source of Generally Accepted Accounting Principles

Effective July 1, 2004, the Company adopted the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles" ("GAAP"). This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not explicitly dealt with in the primary sources of GAAP. The adoption of this section did not have any significant impact on the Company's consolidated financial statements.

Cash

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition

Mineral properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess charged to operations. Write-downs due to impairment in value are charged to operations. Option payments received in excess of costs incurred are credited to income.

The Company reviews the carrying value of its mineral properties on a regular basis. Management's estimates of mineral prices, recoverable proven and profitable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to successfully complete their development and future profitable operations. The amounts shown for mineral properties represent costs incurred to date, less write-downs and sale, and do not necessarily reflect the present or future values.

The Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, but these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Asset Retirement Obligations

The Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. At October 31, 2006, the Company has not incurred or committed any asset retirement obligations related to its properties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts. The Company intends to comply with all environmental regulations. Presently, the Company has not received any communication from regulatory authorities.

Impairment of Long-lived Assets

The Company adopted the recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee on a prospective basis. Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstance indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.

EIC 126 provides for an enterprise that is in the development stage with initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

Flow-through Shares

The Company finances a portion of its exploration program with flow-through common share issuances. Income tax deductions relating to these expenditures are claimable only by the investors. Net proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Recording these expenditures for accounting purposes gives rise to taxable temporary differences if such expenditures meet the definition of a qualified expenditure pursuant to the Income Tax Act (Canada) and are renounced to the investor. On the date that the Company renounces flow-through expenditures to the holder of the flow-through common share and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations as long as the taxable temporary difference is expected to reverse.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the fair value method to all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Future Income Tax

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized. Due to the uncertainty of realization, to date a full valuation allowance has been recorded.

Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price. Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted loss per share as such options are not dilutive.

Comparative figures

Certain of the prior year's comparative figures may have been reclassified to conform to the current period's presentation.

3. CAPITAL ASSETS

	2006	2005
Office equipment	$ -	$ 8,264
Less: accumulated amortization	-	(8,264)
	$ -	$ -

4. MINERAL PROPERTIES

		2006		2004
Acquisition and staking costs	$	512,488	$	242,900
Deferred exploration expenditures		1,130,701		497,901
Total cost incurred during the year		1,643,189		740,801
Mineral properties written off / written down		-		(76,164)
Balance, beginning of year		739,640		75,003
Balance, end of year	$	2,382,829	$	739,640

Allocated to resources properties as follows

	Note	2006	2004
Capri uranium property, Quebec	5(e)	$ 804,136	$ 654,438
Porphyry Pearl Property, BC	5(h)	590,111	-
Langmuir South, Ontario	5(d)	370,438	1
Cross Structure property, Quebec	5(f)	268,912	39,998
Montreal River, Ontario	5(i)	96,216	-
Montreal North / Suganaqueb, Ontario	5(j)	83,391	-
Shaw Township property, Ontario	5(k)	81,680	-
Stobie Townships, Ontario	5(g)	76,741	45,200
Carman Township, Ontario	5(b)	9,802	1
Black Township, Ontario	5(a)	1,401	1
Triple Crown, Ontario	5(c)	1	1
		$ 2,382,829	$ 739,640

a) Black Township, Ontario:

During the year ended October 31, 1998, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims in the Black Township, Ontario. To earn this interest, the Company paid $100,000. The Company acquired the remaining 50%. During the year ended October 31, 2003, the Company wrote down the property to $50,000 with a further $25,000 write down during the year ended October 31, 2004 and during the year ended October 31, 2005, the Company wrote down the property to $1. During the year ended October 31, 2006, the Company staked further claims in the area.

b) Carman Township, Ontario:

During the year ended October 31, 1999, the Company entered into an option agreement to acquire a 50% interest in mineral claims in the Carman Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company paid $100,000. During the year ended October 31, 2000, the Company entered into an option agreement to acquire the additional 50% interest in these mineral claims for $75,000, subject to 3% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000 at any time prior to production. During the year ended October 31, 2005, the Company wrote down the property to $1 and during the year ended October 31, 2006, the Company reviewed the project for potential exploration work.

4. RESOURCES PROPERTIES (continued)

c) Eldorado Township, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire a 100% interest in a mineral claim in the Eldorado Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company issued 75,000 shares, at a deemed value of $7,500 plus cash, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1

d) Langmuir South, Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire 4 claims in the Timmins Division, Ontario. To earn this interest, the Company issued 160,000 shares, at a deemed value of $16,000 and paid $5,000, subject to a 2% net smelter return royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1. During the year-ended October 31, 2006, the Company conducted an exploration program.

e) Capri Uranium Property, Quebec:

On May 12, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 25 claims called the Capri Property located in western Quebec. To earn this interest, the Company is to make cash payments totaling $250,000, issue a total of 2,100,000 shares and incur $2,000,000 exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
On Agreement execution date		$25,000 (1)	
Within 10 days of TSX approval	600,000(1)		
On or before May 31, 2005		$10,000 (1)	
On or before June 30, 2005		$10,000 (1)	
On or before July 30, 2005		$10,000 (1)	
On or before September 15, 2005		$20,000 (1)	
On or before November 30, 2005	600,000(1)	-	
On or before January 31, 2006		$25,000(1)	
First anniversary of the Agreement			$125,000(1)
On or before May 12, 2007	400,000(2)	$100,000(2)	$600,000 (3)
On or before November 30, 2007	500,000	$50,000	
Third anniversary of the Agreement			$1,275,000 (3)
Total	2,100,000	$250,000	$2,000,000 (3)

(1) Shares have been delivered, payments made and exploration expenditures made.
(2) Modified as per March 11, 2006 agreement
(3) Modified as per March 11, 2006 agreement whereby no further property expenditures required other than presently incurred. Additional further expenditures is to be developed by May 12, 2007

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

4. RESOURCES PROPERTIES (continued)

f) Cross Structure Property, Quebec:

On March 4, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 37 claims called the Cross Structure Property located in east-central Quebec. To earn this interest, the Company is to make cash payments totaling $90,000, issue a total of 700,000 shares and incur $700,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)		
On or before June 15, 2005		$15,000 (1)	
On or before March 1, 2006	200,000(1)	$25,000(1)	
Second anniversary of the Agreement			$100,000
On or before March 1, 2007	200,000	$25,000	
Third anniversary of the Agreement			$250,000
On or before March 1, 2008	200,000	$25,000	
Fourth anniversary of the Agreement			$350,000
Total	700,000	$90,000	$700,000

(1) Shares have been delivered and payments made

The Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

g) Stobie Lake uranium prospect, Ontario:

On February 25, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 32 claims located in the Stobie Lake uranium prospect in Grigg and Stobie Townships, situated northeast of Sudbury, Ontario. The Property is subject to 1% NSR which can be purchased for a purchase price of $1,000,000. To earn this interest, the Company issued total of 400,000 shares as follows:

Option Exercise Schedule	Issue Shares	
Within 5 days of TSX approval	200,000	(1)
First anniversary of the Agreement	100,000	(1)
Second anniversary of the Agreement	100,000	(2)
Total	400,000	

(1) Shares have been delivered
(2) Second anniversary shares issued as part of acceleration agreement

4. RESOURCES PROPERTIES (continued)

h) Porphyry Pearl Property, BC:

On February 21, 2006, the Company entered into a Mining Option Agreement ("Agreement") to acquire a 100% interest in 10 mineral claims located in the Omineca Mining Division, BC called the Porphyry Pearl Claims ("Pearl Claims). Under the terms of the Agreement, the Company would acquire a 100% undivided interest in the Pearl Claims in consideration of cash payment of $530,000, issue 3,600,000 shares and incur $4,750,000 of exploration expenditure as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditure	3rd Party Payments
On Agreement execution date		$15,000 (1)		$2,500 (1)
Within 10 days of TSX approval	400,000(1)			
On or before August 15, 2006				
On or before August 24, 2006				$2,500 (1)
On or before January 12, 2007	800,000(3)			
First anniversary of the Agreement			$400,000	$2,500
On or before August 24, 2007				$2,500
On or before October 15, 2007		$50,000		
On or before January 12, 2008	800,000			
Second anniversary of the Agreement		$65,000(2)	$750,000	$2,500
On or before October 15, 2008		$150,000		
On or before January 12, 2009	800,000			
Third anniversary of the Agreement			$1,000,000	
On or before October 15, 2009		$250,000		
On or before January 12, 2010	800,000			
Fourth anniversary of the Agreement			$1,100,000	
Fifth anniversary of the Agreement			$1,500,000	
Total	**3,600,000**	**$530,000**	**$4,750,000**	**$12,500**

(1) Shares have been delivered, payments made
(2) Amended from August 15, 2006 to second anniversary (February 21, 2008)
(3) Issued subsequent to year ended October 31, 2006

The Property is subject to 3% net smelters royalty of which 1.5% can be purchased within 30 days of the Property being placed into commercial production for the sum of $3,000,000. Two claims units comprising part of the Pearl Claims are subject to cash payments to a third party. The Company would make a $12,500 payment to the third party for fulfillment of the cash payment requirement. The two claims are also subject to 2% net smelter royalty which can be purchased up to a 50% aggregate for a sum of $3,000,000.

i) Montreal River, Ontario:

On March 30, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 14 claims located in the Peever, Smilsky and Slater Townships of Ontario. Also it was agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company. To earn this interest, the Company made cash payment totaling $10,000, issue a total of 700,000 shares, and incur $500,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$10,000 (1)	
On or before March 30, 2007 (1st Anniversary)	250,000		$50,000
On or before March 30, 2008 (2nd anniversary)	250,000		$225,000
On or before March 30, 2009 (3rd anniversary)			$225,000
Total	700,000	$10,000	$500,000

(1) Shares have been delivered and payment made.

The Property is subject to 2% NSR which 1% can be purchased for $1,000,000.

4. RESOURCES PROPERTIES (continued)

j) Montreal North / Suganaqueb, Ontario:

On August 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 16 claims located in the Suganaqueb Township of Ontario. To earn this interest, the Company made cash payment totaling $25,600, is to issue a total of 600,000 shares and incur $285,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	200,000(1)	$25,600 (2)	
On or before August 22, 2007 (1st Anniversary)	200,000		$35,000
On or before August 22, 2008 (2nd anniversary)	200,000		$100,000
On or before August 22, 2009 (3rd anniversary)			$150,000
Total	600,000	$25,600	$285,000

(1) Shares have been delivered
(2) Payment made for staking of 16 claims at $100 per claim

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1% can be purchased for a purchase price of $1,000,000.

k) Shaw Township, Ontario:

On March 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 2 claims located in the Shaw Township of Ontario. To earn this interest, the Company is to issue a total of 200,000 shares, made a cash payment of $10,000 and is to incur $25,000 in exploration expenditures as follows:

Option Exercise Schedule	Issue Shares	Make Payment	Exploration Expenditures
Within 10 days of TSX approval	100,000(1)	$10,000 (1)	
On or before May 30, 2006			$25,000 (2)
On or before March 22, 2007 (1st Anniversary)	100,000		
Total	200,000	$10,000	$25,000

(1) Shares have been delivered and payment made
(2) Extension extended to September 29, 2006 and exploration expenditures incurred.

It has been agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1.5% can be purchased for a purchase price of $1,500,000.

5. SHARE CAPITAL

(a) Authorized – unlimited common shares without par value

5. SHARE CAPITAL (continued)

(b) Issued and outstanding:

	Note	Number	Amount
Balance, October 31, 2004		16,567,260	$ 5,176,787
Private placement at $0.05 per share	Note5(b)(1)	3,000,000	150,000
Private placement at $0.10 per share	Note 5(b)(2)	785,000	78,500
Private placement at $0.12 per share	Note 5(b)(3)	1,125,000	135,000
Private placement at $0.14 per share	Note 5(b)(4)	2,614,285	366,000
Private placement at $0.16 per share	Note 5(b)(5)	2,656,250	425,000
Finders fee		112,500	-
Exercise of stock options at $0.10 per share		714,000	71,400
Exercise of stock options at $0.13 per share		75,000	9,750
Exercise of warrants at $0.10		2,495,443	249,545
Acquisition of mineral property - Capri		600,000	78,000
Acquisition of mineral property - Cross structure		100,000	13,500
Acquisition of mineral property - Griggs/Stobie		200,000	28,000
Cancellation of escrow shares		(26,785)	-
Recovery of future income tax asset			(237,000)
Balance, October 31, 2005		31,017,953	6,544,482
Finders fees	Note 5(b) (4) & (5)	242,367	-
Private placement at $0.20	Note 5(b)(6)	2,000,000	400,000
Finders fees	Note 5(b)(6)	70,000	-
Private placement at $0.25	Note 5(b)(7)	964,230	241,057
Finders fees	Note 5(b)(7)	79,500	-
Private placement at $0.35	Note 5(b)(8)	540,100	189,035
Private placement at $0.35	Note 5(b)(8)	501,721	175,602
Finders fees	Note 5(b)(8)	62,010	-
Private placement at $0.25	Note 5(b)(9)	488,480	122,120
Finders fees	Note 5(b)(9)	3,848	-
Private placement at $0.35	Note 5(b)(10)	611,156	213,904
Private placement at $0.35	Note 5(b)(10)	172,858	60,500
Finders fees	Note 5(b)(10)	28,829	-
Private placement at $0.28	Note 5(b)(11)	5,357,138	1,500,000
Finders fees	Note 5(b) (11)	267,855	(124,500)
Private placement at $0.25	Note 5(b)(12)	180,000	45,000
Exercise of stock options at $0.11 per share		476,000	52,360
Exercise of stock options at $0.13 per share		595,345	77,395
Exercise of stock options at $0.18 per share		63,045	11,348
Exercise of warrants at $0.12		100,000	12,000
Exercise of warrants at $0.15		1,065,000	159,750
Shares for debt at $0.35		50,000	17,500
Acquisition of mineral property – Capri		600,000	84,000
Acquisition of mineral property - Cross structure		200,000	27,000
Acquisition of mineral property - Griggs/Stobie		200,000	28,000
Acquisition of mineral property - Pearl		400,000	96,000
Acquisition of mineral property - Shaw		100,000	34,000
Acquisition of mineral property - Montreal River		200,000	62,000
Acquisition of mineral property – Montreal North		200,000	52,000
Recovery of future income tax asset			(656,600)
Balance, October 31, 2006		46,837,435	$ 9,423,953

5. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

1) During the year ended October 31, 2005, the Company completed a non-brokered private placement of 3,000,000 units at $0.05 per unit for total proceeds of $150,000. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.15 for a two-year period.

2) During the year ended October 31, 2005, the Company completed a non-brokered private placement of 785,000 units at $0.10 per unit for gross proceeds of $78,500. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.12 in the first year and $0.15 in the second year.

3) During the year ended October 31, 2005, the Company completed a non-brokered private placement of 1,125,000 units at $0.12 per unit for total proceeds of $135,000. Each unit consists of one flow through common share of the Company and one non-flow through share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at 0.20 for a two-year period. In connection with this private placement, the Company agreed to finders' fees of 112,500 units of the Company.

4) During the year ended October 31, 2005, the Company completed a non-brokered private placement of 2,614,285 units at $0.14 per unit for total proceeds of $366,000. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.20 for a two-year period. In connection with this private placement, the Company agreed to finders' fees of 188,797 units of the Company.

5) During the year ended October 31, 2005, the Company completed a non-brokered private placement of 2,656,250 units at $0.16 per unit for total proceeds of $425,000. Each unit consists of one flow through common share of the Company and one non-flow through share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.20 for a two-year period. In connection with this private placement, the Company agreed to finders' fees of 53,570 units of the Company.

6) During the year ended October 31, 2006, the Company completed a non-brokered private placement of 2,000,000 units at $0.20 per unit for total proceeds of $400,000. Of the total, 975,000 units consisted of one flow-through common share and one non-flow through share purchase warrant, and the remaining 1,025,000 units consisted of one non-flow-through common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share at $0.25 for a two-year period (expiring December 9, 2007). In connection with this private placement, the Company issued 70,000 shares of the Company as finders' fees.

5. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

7) During the year ended October 31, 2006, the Company completed a non-brokered private placement of 964,230 units at $0.25 per unit for total proceeds of $241,057. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two-year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 79,500 shares of the Company as finders' fees

8) During the year ended October 31, 2006, the Company completed a non-brokered private placement of 1,041,821 units at $0.35 for total proceeds of $364,637. Of the total, 501,721 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 540,100 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 62,010 shares of the Company as finders' fees

9) During the year ended October 31, 2006, the Company completed a non-brokered private placement of 488,480 units at $0.25 per unit for total proceeds of $122,120. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 3,848 shares of the Company as finders' fees

10) During the year ended October 31, 2006, the Company completed a non-brokered private placement of 784,014 units at $0.35 for total proceeds of $274,405. Of the total, 172,858 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 611,156 units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two-year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company issued 28,829 shares of the Company as finders' fees

5. SHARE CAPITAL (continued)

(b) Issued and outstanding (continued):

11) During the year ended October 31, 2006, the Company completed a non-brokered private placement of 5,357138 units at $0.28 per unit for total proceeds of $1,500,000. Each unit consists of one flow-through common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for a two-year period (expiring August 21, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled. In connection with this private placement, the Company issued 267,855 shares of the Company, paid $124,500 and granted 535,714 warrants as finders' fees

12) During the year ended October 31, 2006, the Company completed a non-brokered private placement of 180,000 units at $0.25 per unit for total proceeds of $45,000. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for in the first year and $0.60 in the second year (expiring October 30, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled.

(c) Stock options outstanding

Under the Company stock option plan ("Plan"), incentive stock options to purchase shares from the Company are granted by the Company's board of directors to directors, officers, employees and consultants of the Company in accordance with the policies of the TSX Venture Exchange (the "Exchange"). The maximum number of common shares issuable for all purposes under the Plan cannot exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's Board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date or the minimum price as per Exchange. Vesting of options is made at the time of granting of the options and is subject to a vesting schedule. Vesting of options is at the discretion of the Company's Board of directors. Outstanding options at October 31, 2006 were as follows:

Expiry	Price ($)	Outstanding Nov 1,2005	Granted	Exercised	Cancelled/ Expired	Outstanding October 31,2006
December 7, 2006 (1)	0.13	680,345	-	(445,345)	-	235,000
February 23, 2010 (2)	0.13	515,000	-	(150,000)	-	365,000
May 10, 2010	0.11	150,000	-	(50,000)	(100,000)	-
June 3, 2010	0.11	426,000	-	(426,000)	-	-
July 5, 2010	0.23	85,000	-	-	-	85,000
November 15, 2007 (3)	0.18	-	1,345,000	(63,045)	-	1,281,955
January 18, 2010	0.18	-	150,000	-	-	150,000
May 10, 2010 (4)	0.30	-	1,395,000	-	-	1,395,000
October 2, 2010	0.25	-	200,000	-	-	200,000
		1,856,345	3,090,000	(1,134,390)	(100,000)	3,711,955

5, SHARE CAPITAL (continued)

(c) Stock options outstanding

(1) Subsequent to year-end October 31, 2006, 50,000 incentive stock options were exercised for gross proceeds of $6,500 and 185,000 options expired.

(2) Subsequent to year-end October 31, 2006, 150,000 incentive stock options were exercised for gross proceeds of $19,500.

(3) Subsequent to year-end October 31, 2006, 136,955 incentive stock options were cancelled

(4) Subsequent to year-end October 31, 2006, 400,000 incentive stock options were cancelled.

(5) Subsequent to year-end October 31, 2006, the Company granted 1,350,000 incentive stock options at $0.25 per share, expiring November 23, 2011.

(d) Flow-through shares:

(1) During the year ended October 31, 2005, the Company issued flow-through common shares for total proceeds of $666,250. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $666,250 which resulted in future tax recovery of $237,000 and a charge against share capital.

(2) During the year ended October 31, 2006, the Company issued flow-through common shares for total proceeds of $1,016,117. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $1,016,117 which resulted in future tax recovery of $656,600 and a charge against share capital.

(e) Share purchase warrants:

Outstanding share purchase warrants at October 31, 2006 were as follows:

Expiry	Price ($)	Outstanding November 1, 2005	Cancelled/ Expired / Granted	Exercised	Outstanding October 31, 2006
November 4, 2006 (8)	0.15	3,000,000	-	(1,065,000)	1,935,000
May 4, 2007 (9)	0.15	785,000	-	(100,000)	685,000
May 31, 2007	0.20	1,125,000	-	-	1,125,000
June 3, 2007	0.20	112,500	-	-	112,500
July 22, 2007	0.20	1,560,714	-	-	1,560,714
August 2, 2007 (10)	0.20	3,952,188	-	-	3,952,188
December 9, 2007 (11)	0.25	-	2,000,000	-	2,000,000
April 5, 2008 (2)	0.35	-	964,230	-	964,230
April 5, 2008 (3)	0.50	-	1,041,821	-	1,041,821
June 18, 2008 (4)	0.35	-	488,480	-	488,480
June 18, 2008 (5)	0.20	-	784,014	-	784,014
August 21, 2008 (6)	0.20	-	5,357,138	-	5,357,138
August 21, 2008 (1&6)	0.20	-	535,714	-	535,714
October 30, 2007 (7)	0.20	-	180,000	-	180,000
		10,535,402	11,351,397	(1,165,000)	20,721,799

(1) Share purchase warrants pursuant to finders' fee agreement

(2) The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day.

5. SHARE CAPITAL (continued)

(e) Share purchase warrants (continued):

(3) The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day.

(4) The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day

(5) The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX_V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day.

(6) The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled.

(7) Exercisable to purchase an additional common share of the Company at $0.45 for in the first year and $0.60 in the second year (expiring October 30, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX _V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled

(8) .Subsequent to year ended October 31, 2006, 1,765,000 warrants were exercised for total proceeds of $264,750 and 170,000 warrants expired.

(9) Subsequent to year ended October 31, 2006, 430,000 warrants were exercised for total proceeds of $64,500

(10) Subsequent to year ended October 31, 2006, 278,570 warrants were exercised for total proceeds of $55,714

(11) Subsequent to year ended October 31, 2006, 35,000 warrants were exercised for total proceeds of $8,750

(f) Stock-based compensation:

During the year ended October 31, 2006, the Company granted a total of 3,090,000 options. The Company recognized the associated stock-based compensation expense of $398,381 for fiscal 2006 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 377% and a life of 2 years.

During the year ended October 31, 2005, the Company granted a total of 2,650,000 options. The Company recognized the associated stock-based compensation expense of $84,554 for fiscal 2005 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the assumptions: average risk free interest rate of 3.5%, dividend yield of 0%, average volatility factor of 322% with a life of 2 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

6. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rate is as follows:

	2006	2005
Loss before income taxes	$ 1,696,537	$ 975,026
Expected income tax (recovery)	(577,000)	(347,000)
Non-deductible (deductible) items	142,000	57,000
Unrecognized (recognized) benefits of non-capital losses	(221,600)	53,000
Total income tax recovery	$ (656,600)	$ (237,000)

The significant components of the Company's future income tax assets are as follows:

	2006	2005
Canada – future tax asset		
Non-capital loss carryforward	$ 792,000	$ 349,000
Excess of Canadian development and exploration expenses over mineral properties	243,000	839,000
	1,035,000	1,188,000
Valuation allowance	(1,035,000)	(1,188,000)
	$ -	$ -

As at October 31, 2006, the Company has non-capital losses carry forward for income tax purposes of approximately $2,300,000 which may be deducted against future years' taxable income at various rates per year. In addition, the Company has development and exploration expenses of approximately $3,000,000, which under certain circumstances may be utilised to reduce taxable income in future years. The potential tax benefits of these amounts have not been reflected in the consolidated financial statements.

7. RELATED PARTY TRANSACTIONS

Amounts due to related parties are due to directors and major shareholders. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company had the following transactions with parties related to the Company:

	2006	2005
Mineral properties	$ 120,243	$ 2,500
Property investigation costs	-	7,400
Consulting fees	429,800	219,900
Office and miscellaneous	57,156	27,950
Professional fees	59,500	10,300
Rent	95,850	23,400
	$ 762,549	$ 291,450

Other payments are made as reimbursement to officers or directors in the normal course of business.

8. FINANCIAL INSTRUMENTS

Fair values of financial instruments:

At October 31, 2006 and 2005, the Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is the management's opinion that the fair value of these financial instruments approximates their carrying values due to their short term to maturity. It is not practicable to determine the fair value of the amounts payable to related parties due to the related party nature and the absence of a secondary market for such instruments.

Foreign currency risk:

The Company does not conduct its business in US dollars and therefore is not affected by variations in the exchange rate. The Company does not have foreign currency hedges in place and does not actively manage this risk.

Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to further mitigate this risk.

STARFIRE MINERALS INC.

Amended

YEAR END REPORT – October 31, 2006

Management Discussion and Analysis of
Results of Operations and Financial Condition
For the 12 months ended October 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

Business Overview

This management discussion and analysis of the financial results of Starfire Minerals Inc., (the "Company") operations for the 12 months ended October 31, 2006 should be read in conjunction with the financial statements and related notes for the same period.

The Company through the efforts of its Directors and Management are continuing to focus on development of shareholder equity.

The company over the previous two years has been successful in entering into options and or ownership on various properties located in the Provinces of Quebec, Ontario and British Columbia. The Company has completed further exploration of its Quebec uranium properties and recently completed 3 Aerial surveys over 4 of our properties to assist in determining as to how best to proceed with further exploration and development of properties in Quebec and Ontario for Uranium. These surveys will assist in providing further drilling and exploration targets for the Capri project in Quebec, and the Stobie Lake, Montreal River, and Montreal River North properties in Ontario. We are expecting to receive written reports on the results of the Airborne Survey by the end of February. Exploration and drilling is also continuing on the Cross Structure uranium property in Quebec, the Langmuir nickel property in Ontario, and the Porphyry Pearl Copper/Gold property in British Columbia. Please refer to SEDAR, (www.sedar.com) which contains technological reports on Capri, Crossfire Langmuir and Porphyry Pearl, projects. We refer to our year end financial report wherein are described details re options or ownership of each of our 11 properties.

As previously mentioned the Company has a total of 11 properties and is in negotiation to acquire a further uranium property in Quebec. With these properties the Company will be able to diversify its proposed exploration programs with potential in uranium, nickel, copper & gold and other precious minerals.

The company intends to further pursue and evaluate mineral properties for acquisition with the objective of acquiring mineral property resource assets that are prospective for expansion and that may be developed feasibly. This process will ensure continued maximum exposure and leverage with regards to the Uranium, Base Metals and Precious Metal markets.

Starfire Minerals Inc. owns 100 % interest in three subsidiary companies, Starfire Uranium Inc., Starfire Nickel Inc. and Starfire Precious Metals Inc. further providing the opportunity for effective development, joint venture partnerships and other financing opportunities.

The properties, discussed further below, in which we presently hold an interest and we consider beneficial, will be transferred to the appropriate subsidiary company on completion of "arrangement agreement". The properties including any new acquisitions and depending on their mineral type are to be assigned to one of Starfire Uranium, Starfire Nickel or Starfire Precious Metals. The proposed restructuring and transfer of the various properties are subject to any governmental, regulatory and/or other approvals that may be required.

The Company has been working on its holdings in the Timmins, Ontario area that are prospective for nickel, copper, zinc, gold and platinum group metals. We refer to our news release January 2, and January 3rd on Sedar re drilling results and drilling program on Langmuir nickel property which we have furthered detailed below under properties. Also available are details on our exploration activities on properties in Quebec and British Columbia.

With the improved market interest in junior companies in the forgoing prospective type of properties, it has increased the opportunity for funding to be raised in order to further evaluate their potential.

While we will be commenting on various aspects of the Companies in this report we remind the general public and others who read this report that detailed news releases are posted with SEDAR at www. sedar.com.

Listing Status

The Company is listed on the TSX Venture Exchange in Canada under the ticker symbol SFR. The Company has also been interlisted on the Berlin, Frankfurt and Stuttgart Stock Exchanges in Germany and began trading in late January 2005 under the symbol WKN 784-574. This listing was established to facilitate trading by the Company's European investors.

Selected Annual Information

	2006	2005	2004
Interest and bank charges	1,748	$727	$231
Consulting	507,834	342,235	2,000
Office and Miscellaneous	100,284	52,378	60,000
Investors Relationship Fees	10,775	38,718	-
Filing costs, transfer agent & shareholder reporting	58,337	46,368	13,213
Stock-based compensation	398,381	84,554	-
Mineral property write-down/off		76,164	200,000
Income tax recover	656,600	237,000	
Net loss for year	(1,039,537)	(738,026)	(324,539)
Loss per share	(0.03)	(0.03)	(0.02)
Due to related parties	18,793	5,797	54,243
Shareholder equity	2,918,614	680,699	(33,524)

Results of Operations for 12 months ended October 31, 2006

The following brief discussion should be read in conjunction with the Financial Statement and related notes as at October 31, 2006. Further financial information regarding the Audited Financial Statements for the year ended October 31, 2005 and October 31, 2006 are available at www.sedar.com.

The Company incurred a net loss before income tax of $1,039,937 for the year ending October 31, 2006 ($0.03 per share) compared with a net loss of $738,026 for the year ending October 31, 2005 ($0.03 per share). The increase in loss is mainly the result of exploration costs on various properties.

Selected Quarterly Results

	3 months Ended January 31 2006 (un-audited)	3 months Ended April 30 2006 (un-audited)	3 months Ended July 31 2006 (un-audited)	3 months Ended Oct 31 2006 (un-audited)
Financial Results				
Interest and other Income	$0	$661	$3,140	$2,616
Operating expenses	$250,641	$398,267	$305,437	$748,609
Net Loss	$250,641	$397,606	$302,297	$ 89,393
Loss per share	$ 0.01	$0.01	$0.01	$0.002

	3 months Ended October 31 2005 (un-audited)	3 months Ended July 31 2005 (un-audited)	3 months Ended April 30 2005 (un-audited)	3 months Ended January 31 2005 (un-audited)	3 months Ended October 31 2004 (un-audited)	3 months Ended July 31 2004 (un-audited)
Financial Results						
Interest and other income	$0	$ 0	$ 0	$ 0	$ 0	$ 0
Operating expenses	$388,312	$260,106	$121,123	$129,320	19,292	22,947
Net Loss	$227,476	$260,106	$121,123	$129,320	19,292	2,947
Loss per share	$ 0.01	$ 0.01	$ 0.006	$ 0.007	0.001	0.002

Fourth Quarter results:

The loss for the three months ended October 31, 2006 was $89,393 compared to loss of $227,416 in three months ended October 31, 2005 The income generated for the fourth quarter in the amount of $2,616.00 is interest earned on bank deposits. The operating expenses totaling $748,609 for the quarter includes a compensation accrual of $398,381 based on options issued not necessarily exercised. Other costs including Professional Fees, Travel and Promotion and consulting fees expensed for quarter includes costs of preparation property exploration development, arranging for future financings and management of the various properties. The Company recorded an income tax recovery adjustment of $656,600 during the three months ended October 31, 2006."

Liquidity and Capital Resources

The Company continues to be successful in raising capital required for the acquisition of new properties and the ongoing exploration and development of the Company's property holdings.

During the year ending October 31, 2006 the Company raised $2,882,718 through private placements and $312,833 through the exercise of Warrants and Options.

The Company has historically relied on equity financing to conduct exploration programs on its mineral properties and to pay administrative and overhead expenses. Presently the Company does not have any cash flow from operations.

Outstanding Share Data

As of October 31, 2006 we had 46,837,435 common shares issued and outstanding.
The weighted average number of common shares for the fiscal year 2006 was 38,624,846.

Appointments

There has been no change in Officers and Directors as approved at the Annual General Meeting April 12, 2006.

The Company has established a working relationship with a Management Company, headed by Norm Elliot. Management provides financing assistance, office administrative services and office space for the Company. Mr. Elliot has been involved in the development and expansion of small to mid size companies for many years and has been an Associate of the Institute of Canadian Bankers since 1986. The Management team has been active in public mining company finance and marketing in Canada, the U.S.A., and Europe.

Mineral Properties

Mineral properties are summarized in the financial statements and described in more detail.

The Company has completed Phase I and Phase II on the **Capri Uranium Property** exploration program consisting of line cutting, geophysical surveys (radiometric and magnetometer) trenching, bulk sampling, preliminary mapping and drilling. Locations of previous drilling and trenching were confirmed and extended. The assays from 1,700 meters drilling program are completed and suggest further exploration work on the property should be considered. A completed 43-101 compliant technical report on the property recommends further exploration work. The Company recently has completed an Airborne Radiometric and Magnetic Survey in order to establish the best course of action to take including the preparation of budgets required to carry out the next stage of property exploration, subject to the results of the airborne survey which we expect to receive latter part of February 2007.

The Company entered into an agreement to acquire a 100% interest in the **Cross Structure Uranium Property** located approximately 700 kilometers northeast of the city of Quebec near. Havre-St. Pierre in eastern Quebec. The Company posted for the Cross Structure property a 43-101 compliant technical report, we refer the reader to the news release dated December 22, 2005 on SEDAR. With the 2005 airborne survey and a favourable technical report to further define uranium and gold targets we have a phase 1 proposed budget for further exploration totaling \$350,000 with further work scheduled for spring 2007

The Company optioned a 100% interest in the **Stobie Lake Uranium Property** in Grigg and Stobie Townships, northeast of Sudbury, Ontario. The Company has exercised its option by issuing 400,000 shares of common stock as arranged under the initial agreement and now owns a 100% interest in the property. This property potentially contains uranium mineralization similar to the Elliot Lake uranium belt lying 135 kilometers to the west. The Company intends to pursue uranium exploration including trenching, sampling and if warranted drilling on this property in the ensuing year. With this in mind the Company has arranged and completed an Airborne Radiometric and Magnetic Survey. Subject to the preliminary findings now under review of the survey the Company has proposed a budget of \$45,000 for initial ground exploratory work. Availability of personnel and funding will determine a definitive schedule for activity on this property.

The Company has retained a 100% interest in the **Langmuir Township Property in Timmins, Ontario**. The Company as announced April 18, 2006 commenced exploration and as a result of favourable findings from the drilling program and as announced in our news release January 3, 2007 has proceeded with a further drill program now underway. It is proposed to drill 10,000 meters which will result in an approximate 30 to 40 holes based on an estimated average of 250 meters per hole.

The Company, through its subsidiary Starfire Precious Metals Inc. has acquired the right to earn a 100% interest in the **Porphyry Pearl Property**. This property is located in the Toodoggone mining district in northern British Columbia. The 43-101 compliant technical report completed in 2004 indicates that additional exploratory work is warranted and should proceed on the property. We refer to the news release on SEDAR providing details on the acquisition, past exploration activity and property description. Further exploration was completed in the fall for an estimated cost of \$500,000 and subject to final report now being prepared we will prepare a budget for the next phase of exploration scheduled for the spring to summer 2007.

The Company holds 5 groups of claims within the Timmins mineral belt described as the **Carman Property**. The Company announced May 17, 2006 its intention to further explore the property having filed on Sedar a NI43-101 compliant report in reference to nickel prospect on subject property. With the recent focus of Inspiration Mining Corporation in the Langmuir area and Liberty Mines Inc in Timmins the Company will be addressing the best course of action to take to proceed including establishing a budget for the next step of exploration on the Carman property.

The Company entered into an option to purchase a 100% interest in a group of claims prospective for uranium located in the **Montreal River** area of Ontario, subject to a 2% NSR. The terms are issuance of 700,000 shares within two years and $10,000 (paid), and incur $500,000 expenditures within three years.

The Company in September 2006 acquired additional prospective uranium property described as **Montreal River North** located in the Suganaqueb Township of Ontario.
The terms are $25,600 cash paid on TSX approval, 600,000 shares over 2 years, 200,000 shares with in ten days of TSX approval, 200,000 on each of the two anniversary years. Subject to 2% net smelter royalty. Work commitment requirements $185,000 over three years.

A recent Airborne Radiometric and Magnetic Survey was completed on both Montreal River and Montreal River North the results of which will assist in determining as to the best avenue to proceed with exploration work on both properties. The final report on results of survey expected end of February 2007.

Off-Balance Sheet Items

The Company does not have any off-balance sheet items.

Related Party Transactions.

For the year end October 31, 2006 the company paid $429,800 in Management, Secretarial and Consultant fees , $179,743 for Property and Professional Fee costs and $153,006 Office costs including rent.

Investor Relations Activities

Investor Relations activities of the Company consisted of the dissemination of a number of news releases by officers and directors. In addition, management of the Company responded to requests by shareholders and investment dealers for information, and disseminated financial information as required by applicable laws. The Company in September 2006 entered into an agreement with Bay Street Connect a Toronto based Investor Relation firm. Term of contract is 5000 per month and 200,000 incentive stock options at $0.25 per share expiring October 2, 2008, with 30 day notice to terminate by either party.

Critical Accounting Estimates

By definition the Company is a venture issuer and as such utilizes limited critical accounting estimation. The Company's recoverability of the recorded value of its mineral property costs is dependent upon many factors beyond the Company's control. The Company is engaged in an industry that is dependent on a number of conditions including property tenure, environmental and permitting risks, legal and political risks and the Company's ability to obtain necessary financing to maintain, explore and develop its mineral properties. Please refer to item 2 headed Significant Accounting Policies contained in the notes to the audited annual financial statements available at www.sedar.com for a full description of significant accounting policies.

Changes in Accounting Policy

Effective for the year ended October 31, 2004 and applied prospectively, the Company adopted the fair value method of accounting for stock options granted to employees, directors and non-employees, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 allows the fair value method, which has been adopted by the Company, to be applied to stock options granted, modified or settled on or after July 1, 2003 to consultants, employees and directors.

Risks and Uncertainties

Mineral exploration and development involves a high degree of uncertainty and risk. The Company is active in acquisition and exploration of properties and concessions that have not yet been determined to contain economic mineralization. In addition, certain jurisdictions in which the Company operates can be subject to political disturbances that may affect the Company's mineral tenure and access, though at this time all of the Company's properties are within Canada.

Although the Company endeavors to work utilizing best management practices, changes to environmental regulations can negatively affect the Company's ability to access, explore and develop its mineral properties.

Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events

1. As a result of the Company's restructuring and employees of Starfire Minerals Inc. being transferred to the Management Company the Company has entered into a one year engagement agreement with a related party for improved office space, reception, office equipment, accounting, consulting services and administration services for $19,874 per month, plus other costs incurred. This contract is now in process of renewal.

2. Further to Langmuir South January 3, 2007 press release drilling program now in

progress.

3. We are awaiting final results of airborne surveys of Montreal River, Montreal River North, Capri and Stobie Lake properties.

The Company has estimated a budgeted for total property acquisition and expenditures of $3,349,658 for the period ending October 31, 2007. However with the continued success in raising capital the Company will possibly accelerate its exploratory program and bring forward a portion of budget which was projected to be expensed in year 2008.

Having said the forgoing there can be no assurance the Company will raise all the capital required.

Other requirements

Share Capital:

1. Authorized: unlimited number of common shares without par value.
2. Common shares issued and outstanding as at January 31, 2007 are 50,346,011.
3. As at January 31, 2007, there were 3,840,000 incentive stock options outstanding.
4. As at January 31, 2007 there were 17,558,718 warrants outstanding.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above

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